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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

154 South Livingston Ave #2
(No. and Street)

Livingston (City) NJ (State) 07039 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Manzo 212-994-3773
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mills and DeFilippis, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

791 Route 10 East (Address) Randolph (City) NJ (State) 07869-1925 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Cross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cross Research Group LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA E. BAKER
Notary Public of New Jersey
Commission Expires 1/14/2013

Signature

CCO, CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLS & DEFILIPPIS
CERTIFIED PUBLIC ACCOUNTANTS, LLP

Ronald DeFilippis, CPA, PFS, MBA
Margaret Moratz, CPA, PFS
Joseph Velocci, CPA

Glenn R. Thurnes, CPA
Stuart S. Wagner, CPA
Thomas M. Dempsey, CPA

md4cpa.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of Cross Research Group, LLC
Livingston, New Jersey

We have audited the accompanying statements of financial condition of Cross Research Group, LLC (a New Jersey limited liability company) as of December 31, 2009 and 2008, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. *These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.*

We conducted our audits in accordance with auditing standards generally accepted in the United Sates of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cross Research Group, LLC as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. *Such information has been subjected to the*

791 Route 10 East
Randolph, NJ 07869-1925

Foresight Bldg., 156 Woodport Rd.
Sparta, NJ 07871-2393

p 973.927.7780
f 973.927.0003

p 973.729.9393
f 973.729.7420

auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mills and DeFilippis

Mills and DeFilippis
Certified Public Accountants, LLP

Randolph, New Jersey
February 16, 2010

CROSS RESEARCH GROUP, LLC

STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Current Assets:		
Cash (Notes 1 & 2)	$ 408,320	$ 36,980
Commissions Receivable (Notes 1 & 2)	19,316	180,707
Research Fees Receivable (Notes 1 & 2)	18,252	80,000
Prepaid Expenses	3,999	9,061
Prepaid Insurance	4,379	9,593
Total Current Assets	454,266	316,341
***Fixed Assets** (Note 2):*		
Furniture and Equipment	68,967	41,360
Less: Accumulated Depreciation	17,297	5,739
Net Fixed Assets	51,670	35,621
TOTAL ASSETS	**$ 505,936**	**$ 351,962**

LIABILITIES AND MEMBERS' EQUITY

	2009	2008
Current Liabilities:		
Accounts Payable	$ 983	$ 3,282
Accrued Expense Payable	21,146	17,000
Due to Members (Note 3)	20,000	0
Deferred Revenue	15,000	0
Total Current Liablities	57,129	20,282
Members' Equity:		
Members' Equity (Page 7)	448,807	331,680
Total Members' Equity	448,807	331,680
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 505,936**	**$ 351,962**

The accompanying notes are an integral part of these financial statements.

Subject to the comments in the "Report of Independent Certified Public Accountants".

CROSS RESEARCH GROUP, LLC

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	*2008*
Revenue:		
Research Service Income	$ 2,015,418	$ 2,301,805
Commission Income	604,044	1,121,717
Total Revenue	2,619,462	3,423,522
Expenses:		
Compensation and Benefits	1,263,788	1,269,359
Travel and Entertainment Expense	185,601	212,143
Occupancy Expense (Note 4)	63,436	61,918
Professional Fees	69,005	36,834
Printing and Reproduction Expense	23,400	26,870
Communication Expense	26,426	29,767
Market Data Expense	35,113	22,453
Office Expense	26,775	26,113
Regulatory Fees	12,527	2,563
Depreciation Expense (Note 2)	11,558	5,739
Other Expenses	6,811	13,387
Total Expenses	1,724,440	1,707,146
NET INCOME FOR THE YEARS	**$ 895,022**	**$ 1,716,376**

The accompanying notes are an integral part of these financial statements.

CROSS RESEARCH GROUP, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	*2008*
Members' Equity - January 1,	$ 331,680	$ 44,436
Members' Contributions	0	1,000
Members' Withdrawals	(777,895)	(1,430,132)
Net Income for the Years (Page 6)	895,022	1,716,376
MEMBERS' EQUITY - DECEMBER 31,	**$ 448,807**	**$ 331,680**

The accompanying notes are an integral part of these financial statements.

Subject to the comments in the "Report of Independent Certified Public Accounts".

CROSS RESEARCH GROUP, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Operating Activities:		
Net Income for the Years	$ 895,022	$ 1,716,376
Adjustments to Reconcile Net Income for the Years to Net Cash Provided by Operating Activities:		
Depreciation	11,558	5,739
Change in Assets and Liabilities:		
Decrease (Increase) in Commissions Receivable	161,391	(150,395)
Decrease (Increase) in Research Fees Receivable	61,748	(80,000)
Decrease (Increase) in Prepaid Expenses	5,062	(8,943)
Decrease (Increase) in Prepaid Insurance	5,214	(9,593)
(Decrease) Increase in Accounts Payable	(2,299)	3,282
Increase in Accrued Expenses Payable	4,146	10,116
Net Cash Provided by Operating Activities	1,141,842	1,486,582
Investing Activities:		
Acquisition of Fixed Assets	(27,607)	(41,360)
Net Cash (Used) by Investing Activities	(27,607)	(41,360)
Financing Activities:		
Proceeds from Due to Members	20,000	0
Principle Repayments of Due to Affiliates	0	(38,160)
Proceeds from Members' Contributions	0	1,000
Proceeds from Deferred Revenue	15,000	0
Members' Withdrawals	(777,895)	(1,430,132)
Net Cash (Used) by Financing Activities	(742,895)	(1,467,292)
NET INCREASE (DECREASE) IN CASH FOR THE YEARS	371,340	(22,070)
Cash Balance - January 1,	36,980	59,050
CASH BALANCE - DECEMBER 31,	**$ 408,320**	**$ 36,980**
TAXES PAID	$ 0	$ 0
INTEREST PAID	$ 0	$ 0

The accompanying notes are an integral part of these financial statements.

Subject to the comments in the "Report of Independent Certified Public Accountants".

NOTE 1 - NATURE OF OPERATIONS AND CONCENTRATIONS OF CREDIT RISK

Cross Research Group, LLC is an independent equity research company focused on the technology industry. Sectors covered by the Company's analysts include: IT Hardware, Imaging Technology, and Enterprise Software. Cross Research Group, LLC serves approximately 100 domestic institutional clients.

The Company maintains a cash balance at a commercial bank. Accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC). At times during the years, the balance in this institution may exceed the FDIC insurance level. Generally, these deposits may be redeemed upon demand, therefore, bear minimal risk.

The Company performs periodic credit evaluations of its customers and generally does not require collateral. The Company does not believe significant credit risks exist at December 31, 2009 and 2008, with respect to its commissions and research fees receivables.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements is set forth below.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

For the purposes of balance sheet classification and statement of cash flows presentation, investments with a maturity of three months or less are considered cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

ALLOWANCE FOR DOUBTFUL ACCOUNTS:

Commissions and Research Fees receivables are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. The allowance for doubtful accounts was $0 at December 31, 2009 and 2008.

INCOME TAXES:

As a limited liability company, all income and expenses pass through to the members and are reported directly by each member. As such, the limited liability company acts as a conduit for its members and pays no Federal or State income taxes itself.

FIXED ASSETS:

Fixed Assets in excess of $1,000 with a useful life of more than one year are carried at cost and depreciated using the straight-line method over their estimated useful lives. The assets, estimated useful lives, cost, current year depreciation and accumulated depreciation are as follows:

Assets and Estimated Useful Lives		*Cost*	*Current Year Depreciation*	*Accumulated Depreciation*
2009				
Furniture and Equipment	5 yrs.	$ 68,967	$ 11,558	$ 17,297
		$ 68,967	$ 11,558	$ 17,297
2008				
Furniture and Equipment	5 yrs.	$ 41,360	$ 5,739	$ 5,739
		$ 41,360	$ 5,739	$ 5,739

In the case of disposals, the assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to expense or credited to income.

As of December 31, 2009, there was no impairment of fixed assets.

NOTE 3 - DUE TO MEMBER

At December 31, 2009, the Company has an outstanding amount due to its members in the amount of $20,000.

NOTE 4 - RENT EXPENSE

The Company leases its office under an operating lease expiring on July 31, 2011. The lease requires monthly payments of $3,935.

Minimum future rental payments under the non-cancelable operating rental lease for the next two years are as follows:

December 31,	
2010	$ 47,220
2011	27,545
	$ 74,765

NOTE 5 - OPERATING LEASES

The Company leases two vehicles under operating leases. One vehicle lease requires monthly payments of $502 and expired on August 13, 2009. The other vehicle lease requires monthly payments of $963 and expires on May 24, 2010.

Minimum future rental payments under non-cancelable operating vehicle leases for the next year is as follows:

December 31,	
2010	$ 4,815

SUPPLEMENTAL INFORMATION

MILLS & DEFILIPPIS
CERTIFIED PUBLIC ACCOUNTANTS, LLP

Ronald DeFilippis, CPA, PFS, MBA
Margaret Moratz, CPA, PFS
Joseph Velocci, CPA

Glenn R. Thurnes, CPA
Stuart S. Wagner, CPA
Thomas M. Dempsey, CPA

md4cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of Cross Research Group, LLC
Livingston, New Jersey

We have audited the accompanying financial statements of Cross Research Group, LLC (a New Jersey limited liability company) as of and for the years ended December 31, 2009 and 2008, and have issued our report thereon dated February 16, 2010. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. *Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.*

Mills and DeFilippis
Mills and DeFilippis
Certified Public Accountants, LLP

Randolph, New Jersey
February 16, 2010

791 Route 10 East
Randolph, NJ 07869-1925

Foresight Bldg., 156 Woodport Rd.
Sparta, NJ 07871-2393

p 973.927.7780
f 973.927.0003

p 973.729.9393
f 973.729.7420

CROSS RESEARCH GROUP, LLC

COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2009 AND 2008

SCHEDULE I

	2009	*2008*
Net Capital:		
Total Members' Equity	$ 448,807	$ 331,680
Deduct Members' Equity Not Allowed for Net Capital	0	0
Total Members' Equity Qualified for Net Capital	448,807	331,680
Add:		
Subordinated Borrowings Allowable in Computation of Net Capital	0	0
Other Deductions or Allowable Credits	0	0
Total Capital and Allowable Subordinated Liabilities	448,807	331,680
Deductions and/or Charges:		
Non Allowable Assets:		
Research Fees Receivable	18,252	80,000
Furniture and Equipment, Net	51,670	35,621
Prepaid Expenses	8,378	18,654
Net Capital Before Haircuts on Securities Positions	370,507	197,405
Haircuts on Securities:		
Contractual Securities Commitments	0	0
Subordinated Securities Borrowings	0	0
Trading and Investment Securities	0	0
Undue Concentrations	0	0
NET CAPITAL	**$ 370,507**	**$ 197,405**

Subject to the comments in the "Report of Independent Certified Public Accounts".

	2009	2008
Aggregate Indebtness:		
Items Included in Statement of Financial Condition:		
Accounts Payable	$ 983	$ 3,282
Accrued Expense Payable	21,146	17,000
Due to Members	20,000	0
Deferred Revenue	15,000	0
Total Aggregate Indebtedness	$ 57,129	$ 20,282
Percentage of Aggregate Indebtedness to Net Capital	15.42%	10.27%
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required:		
Company	$ 3,809	$ 1,352
Broker Dealer	$ 5,000	$ 5,000
Total Net Capital Requirement	$ 5,000	$ 5,000
Excess Capital	$ 365,507	$ 192,405
Excess Capital at 1000%	$ 364,794	$ 195,377
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5) as of December 31:		
Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	$ 368,814	$ 205,891
Audit Adjustment - Cash	1,926	435
Audit Adjustment - Accounts Payable	(233)	(796)
Audit Adjustment - Accrued Expense Payable	0	(8,125)
NET CAPITAL PER ABOVE	**$ 370,507**	**$ 197,405**

MILLS & DEFILIPPIS
CERTIFIED PUBLIC ACCOUNTANTS, LLP

Ronald DeFilippis, CPA, PFS, MBA
Margaret Moratz, CPA, PFS
Joseph Velocci, CPA

Glenn R. Thurnes, CPA
Stuart S. Wagner, CPA
Thomas M. Dempsey, CPA

md4cpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of Cross Research Group, LLC
Livingston, New Jersey

In planning and performing our audits of the financial statements of Cross Research Group, LLC (a New Jersey limited liability company), as of and for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. *Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.*
2. *Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.*

791 Route 10 East
Randolph, NJ 07869-1925
p 973.927.7780
f 973.927.0003

Foresight Bldg., 156 Woodport Rd.
Sparta, NJ 07871-2393
p 973.729.9393
f 973.729.7420

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A **control deficiency** *exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A* **significant deficiency** *is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.*

A **material weakness** *is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.*

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 *and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this*

understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and of use the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 *in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.*

Mills and DeFilippis

Mills and DeFilippis
Certified Public Accountants, LLP

Randolph, New Jersey
February 16, 2010

CROSS RESEARCH GROUP, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

CROSS RESEARCH GROUP, LLC

INDEX TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008